EXHIBIT 99.2

Disclosure of Transactions in Own Shares

Paris, May 9, 2019 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from May 2, 2019 to May 8, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
02.05.2019	265,799	49.5440	13,168,746	XPAR
02.05.2019	70,343	49.5437	3,485,052	BATE
02.05.2019	120,500	49.5420	5,969,811	CHIX
02.05.2019	60,500	49.5425	2,997,321	TRQX
03.05.2019	214,130	49.4315	10,584,767	XPAR
03.05.2019	61,000	49.4338	3,015,462	BATE
03.05.2019	91,000	49.4336	4,498,458	CHIX
03.05.2019	51,000	49.4328	2,521,073	TRQX
06.05.2019	425,336	48.0204	20,424,805	XPAR
06.05.2019	83,138	47.9777	3,988,770	BATE
06.05.2019	156,000	48.1043	7,504,271	CHIX
06.05.2019	66,000	48.1000	3,174,600	TRQX
07.05.2019	265,026	47.3486	12,548,610	XPAR
07.05.2019	30,000	47.4111	1,422,333	BATE
07.05.2019	78,000	47.2795	3,687,801	CHIX
07.05.2019	41,000	47.3443	1,941,116	TRQX
08.05.2019	145,820	46.8983	6,838,710	XPAR
08.05.2019	30,683	46.8822	1,438,487	BATE
08.05.2019	61,305	46.8945	2,874,867	CHIX
08.05.2019	30,631	46.8781	1,435,923	TRQX
Total	2,347,211	48.3642	113,520,983

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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